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                               July 9, 2021

       Thomas Valentyn
       Vice President, General Counsel and Secretary
       REGAL BELOIT CORP
       200 State Street
       Beloit, Wisconsin 53511

                                                        Re: REGAL BELOIT CORP
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 30, 2021
                                                            File No. 333-255982

       Dear Mr. Valentyn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4

       Material U.S. Federal Income Tax Consequences of the Transactions, page
268

   1. We note that counsel has filed short form tax opinions as Exhibits 8.1 and 8.2. Please therefore revise the
disclosure in the proxy statement/prospectus to clearly state that, in the opinions of Morgan
Lewis and Sidley, the Reorganization will qualify as a tax-free transaction under
Sections 355, 361 and 368(a)(1)(D) of the Code and that each of the
                                                        Distributions will
qualify for non-recognition of gain and loss pursuant to Sections 355,
                                                        361 and/or 368 of the
Code. Refer to Section III.B. of Staff Legal Bulletin No. 19.
 Thomas Valentyn
FirstName   LastNameThomas Valentyn
REGAL BELOIT       CORP
Comapany
July 9, 2021NameREGAL BELOIT CORP
July 9,2 2021 Page 2
Page
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing